Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

Petrobras, Ultrapar and Braskem enter into an
agreement to acquire Ipiranga Group operations

================================================================================

March 19, 2007

                                                                              1

Disclaimer
--------------------------------------------------------------------------------
This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of
Petrobras', Ultrapar's and Braskem's management. The words "anticipates",
"believes", "estimates", "expects", "forecasts", "intends", "plans",
"predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, considering Petrobras, Ultrapar and Braskem information.

Accounting information are updated until December 31, 2006 and Petrobras,
Ultrapar and Braskem are not obliged to update them in light of new information or future developments.

Petrobras, Ultrapar and Braskem are not responsible for any transaction or investment decision based on the information contained in this presentation.

                                                                              2

Summary

o   Motivation

o   Ipiranga Group

o   Operation Structure

o   Benefits

                                                                              3

Motivation

|X|   Reorganization and consolidation of key sectors in the Brazilian economy:
      o  Fuel distribution sector; o Petrochemical sector.
|X|   For Petrobras:
      o  Increased share in the Brazilian petrochemical sector; o Assured sale of
         Petrobras' refined products in the Brazilian domestic market;
      o  Increased share in renewable fuels in the Brazilian market; |X| For
Ultrapar:
      o  Operational growth - already the leader in LPG market, it will become the second largest fuel distribution company in Brazil, with a market share of around 15%;
      o  Large scale operating and administrative benefits; o Investment opportunities with the potential growth of the biofuel
           market. |X| For Braskem:
      o  New phase in the consolidation of the Brazilian petrochemical industry;
      o  Increased business size;
      o  Increased competitiveness through integration of the production chain;
      o  Reinforced leadership in thermoplastic resins: PE, PP and PVC.

                                                                              4

Ipiranga Group
Overview

|X| Fuel Distribution
      o  4,240 gas stations network in December, 2006; o 2nd largest company in the sector with a 20% market share.

|X| Petrochemicals
      o  Annual production capacity of 730,000 tons of petrochemical resins through IPQ in 2006;
      o  Brazilian market leader in HDPE with an approximate 33% market share; o
         Controls Copesul together with Braskem .

|X| Oil Refining
      o  Refining capacity of 17,000 barrels/day.

|X| In 2006, Ipiranga Group's consolidated net revenue totaled R$ 30 billion,
    EBITDA R$ 1.0 billion and net income R$ 534 million.

                                                                              5

|X| Fuel Distribution                                                      Ipiranga Group:
    Among the 10 most valuable brands in Brazil(1)                         Fuel distribution EBITDA Evolution

|X| National presence(1) (except RR and AP):
     o    DPPI: 916 gas stations in RS and South and West of SC;
     o    CBPI: 3,324 gas stations in other Brazilian states.

Ipiranga Group: market positioning (1H06)(2):

1 Survey published in Gazeta Mercantil newspaper, March/06
2 Figures from  August/06 - Apimec
3 Figures from November/06. Source: ANP (volume)

                                                                              6

Petrochemicals

Relevant position in the Brazilian petrochemical industry

- **Ipiranga Petroquímica:**
  - **5 industrial plants** with a joint resin production capacity of **730 kt/year** in 2006:
    - PE: 550 kt/year;
    - PP: 180 kt/year.
  - **16%** share of PE market, leadership in HDPE;
  - Net Revenue of **R$ 2 billion**;
  - EBITDA of **R$ 184 million** in 2006.



IPQ – EBITDA Evolution (R$ million)
350,0
200,0
0,0
136
222
323
204
184
2002
2003
2004
2005
2006

- **Copesul – shared control with Braskem:**
  - Total production capacity of **3.3 million t/year** of basic petrochemicals, including **1.25 million** t/year of ethylene;
  - **Second largest** cracking plant in Latin America;
  - Net Revenue of **R$ 6.4 billion**;
  - EBITDA of **R$ 1,147 million** in 2006.



Copesul – EBITDA Evolution (R$ million)
1.400
800
0
509
499
1,091
1,067
1,147
2002
2003
2004
2005
2006

PETROBRAS ULTRA Braskem

Source: Copesul, IPQ and CVM

estater

Ipiranga Group Corporate Structure
Main Companies

                                                                              8

Description of the Acquisition

|X|   Investment agreement between Petrobras, Ultrapar and Braskem;

|X|   Stage 1 - Ultrapar acquires the shares held by the controlling shareholders;

|X|   Stage 2 - Ultrapar makes a tender offer for the acquisition of common shares ("tag along"): CBPI, DPPI and RIPI;

|X|   Stage 3 - Petrobras and Braskem make a tender offer for the delisting of
      Copesul (CPSL);

|X|   Stage 4 - Ultrapar incorporates CBPI, DPPI and RIPI preferred shares;

|X|   Stage 5 - Ultrapar will sell part of Ipiranga Group's assets to Braskem and Petrobras;

|X| Conclusion estimated for the 4Q07.

                                                                              9

Post-operation business profiles

|X|   Petrobras:
      o    Fuel distribution operations in the North, Northeast and Midwest regions, and a 5-year license for the use of the brand;
      o    40% of petrochemical assets (IQ / IPQ / CPSL);
      o    1/3 of the oil refinery (RIPI in operation)

|X|   Ultrapar:
      o    Fuel distribution operations in the South and Southeast regions and the Ipiranga brand;
      o    1/3 of the oil refinery (RIPI in operation)

|X|   Braskem:
      o    60% of petrochemical assets (IQ / IPQ / CPSL);
      o    1/3 of the oil refinery (RIPI in operation)

                                                                             10

Stage 1 – Acquisition of 100% of the shares held by the controlling shareholders



RIPI - Families
Common 61.6%
Preferred 13.8%
TK Total 29.9%
Refinery
(34% Com./ 66%Pref.)
15.3% Common
3.8% Preferred
7.7% TK
DPPI
(33% Com. / 67%Pref.)
DPPI - Families
Common 69.2%
Preferred 13.5%
TK Total 32.1%
58.5% Common
58.5% TK
24.8% Common
4.7% Preferred
11.4% TK
62.9% Common
21.0% KT
Petrochemical Assets
CBPI
(33% Com. / 67%Pref.)
41.5% Common
CBPI - Families
Common 3.6%
Preferred 0.4%
TK Total 1.5%

Shareholder	Stock	Price per Share	Total (R$ MM)
CBPI	Common – TAG	58.10	74.85
	Preferred	20.55	5.44
DPPI	Common	140.09	713.54
	Common – TAG	112.07	215.15
	Preferred	29.57	79.63
RIPI	Common	132.85	763.12
	Common – TAG	106.28	43.28
	Preferred	38.93	105.14
Total			**2000.16**

Stage 2 - Control change public tender offers (tag along): CBPI, DPPI and RIPI

Tag Along

Shareholders    Price per Share         Total (R$MM)

CBPI            58.10                   178.38

DPPI            112.07                  186.42

RIPI            106.28                  406.95

Total                                   771.75

Stage 3 - Petrobras and Braskem will carry out tender offer for the delisting of
Copesul (CPSL)

Copesul Delisting Tender Offer

Shareholders            Price per Share         Total

CPSL                    37.60                   1437.00

                                                                             12

Stage 4 - Ultrapar incorporates CBPI, DPPI and RIPI

o    CBPI, DPPI and RIPI preferred shares will be exchanged for Ultrapar preferred shares. Ultrapar will issue new shares. Holders of CBPI, DPPI and
     RIPI preferred shares will now be shareholders in a company that employs the best corporate governance practices (100% tag along, transparency and simplified management structure);

o    The exchange ratios were established based on a discounted cash flow valuation.

Merger of Shares                Exchange Ratio /UGPA

Companies

CBPI                            0.41846

DPPI                            0.64048

RIPI                            0.79850

Ultrapar's capital structure will be as follows

ULTRAPAR (Ownership Structure)

                        Before          After
Common Shares           49.4            49.4
Preferred Shares        31.9            84.7
Total                   81.3            134.1

% TK Common             61%             37%
% TK Preferred          39%             63%

Deutsche Bank was hired to prepare the valuation report related to the merger of shares

                                                                             13

Stage 5 - Asset sale and transfer

Petrochemical assets to Petrobras and Braskem;

Petrobras/Braskem
100%

IQ

86.9% Com.
IPQ

29,46% Com.

Braskem         Copesul         Petrobras

Transfer of distribution operations in the North, Northeast and Midwest regions;

Petrobras

100%

Distribution in the North, Northeast and Midwest

Ultrapar
100%    100%

DPPI    Distribution in the Southeast and South

Petrobras/Ultrapar/Braskem

100%
RIPI in operation

                                                                             14

Total value of the transaction

o    Total value of the transaction was approximately US$ 4 billion, divided as follows:

     o    Petrobras: US$ 1.3 bilion;

     o    Braskem: US$ 1.1 billion;

     o    Ultrapar: issue of 52.8 million shares

                                                                             15

Strategy - Petrobras

o    Petrochemicals:

     o    Selective expansion in the Brazilian and Southern Cone petrochemical markets;

     o    Effective participation in the consolidation and restructuring of
          Brazil's petrochemical industry;

     o    Expansion and appreciation of Petrobras' assets in Rio Grande do Sul;

     o    Selective investments in projects that add value to oil, natural gas and refinery products.

o    Distribution:

     o    Leading the Brazilian petroleum by-product and biofuel market, with profitability;

     o    Strengthening of market position in the North, Northeast and Midwest with the resellers and large customers - industrial, aviation, transportation and energy generation - guaranteeing the sale of
          PETROBRAS refinery products;

     o    Selective expansion of the gas station network, adding value to
          Petrobras' system image;

     o    Generation of synergies between assets - basis and terminals -
          increasing gas station network value - 6,200 active resellers -
          distributed all over the country in addition to its 12,000 large consumer portfolio.

                                                                             16

Benefits - Ultrapar

o    Qualified growth of its operations;

o    Substantial expansion in fuel distribution area

     o    Global-scale company;

     o    Strengthening for future expansions;

     o    Combination of efficiencies, logistics and resale management know-how.

o    Ultrapar will have two major distribution brands for oil by-products distribution;

o    Accelerate investments in Ipiranga's operation:

     o    Potential growth in the Brazilian consumption;

     o    Potential growth in the biofuel market.

o    2006 pro-forma figures:

     o    Net revenue of approximately R$ 23.7 billion;

     o    EBITDA of R$ 861 million;

o    Continuity of the quality in the Company's capital structure;

o    Substantial improvement in the liquidity of the Company's shares, with prospects of joining the IBOVESPA index.

                                                                             17

Benefits - Braskem

o    Consolidation as the largest petrochemical producer in Latin America, with an annual production capacity of 10 million tonnes, and one of the 10 largest in the world in terms of EBITDA;

o    Leadership in all thermoplastic resins - PP, PE and PVC - with a market share of more than 50%;

o    Integration of the Southern Petrochemical Complex, with great potential for synergy capture and new investments;

o    Improved quality and productivity via higher EBITDA and EBITDA margins through the strong integration of the production chain;

o    Continuity of the quality in the capital structure;

2006 pro-forma figures:

o    Gross revenue of US$ 10 billion;

o    Net revenue of US$ 7.7 billion;

o    EBITDA of US$ 1.4 billion;

o    Net Debt/EBITDA ratio of 2.9x

                                                                             18

Commitment to Growth

Brazil investing in Brazil.

                                                                             19

                                   estarter

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.